Exhibit 99.6

Suite 920-475 West Georgia Street Vancouver, BC V6B 4M9	Tel: 1-604-689-0234 Fax: 1-604-688-0094

FOR IMMEDIATE RELEASE

PERU COPPER ANNOUNCES NEW COPPER RESERVE ESTIMATE AT ITS

TOROMOCHO PROJECT

Vancouver, British Columbia, Canada, March 6, 2006 - Peru Copper Inc. (TSX:PCR, PCR.WT / AMEX:CUP, CUP.WS / BVL:CUP) (“Peru Copper” or the “Company”) announced today that a new independent mineral reserve and resource estimate for its Toromocho Project has been prepared by Independent Mining Consultants Inc. (“IMC”).

The Company’s chairman, J. David Lowell, said “We are pleased to announce that 1.261 billion tonnes of the measured and indicated resources we previously announced in October 2005 is now classified as proven and probable reserves at our Toromocho project. An additional 715 million tonnes remain as measured and indicated resources. The resulting total reserve and resource estimate of 1.976 billion tonnes is an increase of 142 million tonnes over the previously announced measured and indicated resource of 1.834 billion tonnes. The IMC study also reports 151 million tonnes of inferred mineralized material. Including the inferred material, Toromocho is now estimated to have 22 billion pounds of contained copper and over 840 million pounds of molybdenum”.

The new estimate from IMC is based on drilling at Toromocho through October 2005 as well as the results from a pre-feasibility study completed by SNC Lavalin and announced by the Company on February 9, 2006.

“Given its size, excellent economics, low stripping ratio, long life, infrastructure, and location in Peru, Toromocho is clearly one of the very best undeveloped copper projects in the world” continued Mr. Lowell.

Within the new combined reserve and resource is a central core of 1.059 billion tonnes at a grade of 0.60% copper and 0.88% copper equivalent, using a copper equivalent cutoff of 0.60%. The molybdenum grade is 0.023% and there are 8.7 grams of silver per tonne.

Additional mineral reserve and resource material totals 917 million tonnes at 0.32% copper and 0.46% copper equivalent, based on a copper cut-off ranging from 0.27% to 0.59% copper.

The Company’s pre-feasibility study projects an estimated average annual production rate of over 600 million pounds of copper (272,788 tonnes) and almost 11.9 million pounds of molybdenum (5,387 tonnes) at a cash cost of $0.514 cents per pound for 21 years. The life-of-mine stripping ratio is estimated to be 0.57 tonnes of waste to 1.0 tonne of mined resource material. The report also estimates a Net Present Value of US$814 million from commencement of construction and an after-tax Internal Rate of Return of 16.0% using a base copper price of $1.10 copper. Recent metal prices are considerably higher than those used in the pre-feasibility study.

Mr. Lowell said “we are confident that as we continue the development of the Toromocho project, more of the resource tonnes will be reclassified as reserves and the mine life will be extended significantly.”

The updated IMC mineral reserve and resource estimate for Toromocho is based on 88,000 meters of drilling including work by Peru Copper through October, 2005 combined with 42,000 meters of prior drilling by Cerro de Pasco and Centromin. IMC has confirmed that the data from both drill programs are consistent and can be commingled for determination of mineral reserves and resources.

Table 1

Toromocho Reserves and Resources, March 6, 2006

Equivalent Copper Based on $1.00/lb Cu, $10.00/lb Mo, $5.58/oz Ag

Mineral Reserves (1)

	Million Tonnes	Cu %	Moly %	Silver gm/t	Equivalent Copper%	(millions)
						Cu Lbs.	Moly Lbs.	Silver Oz.
Proven	430.8	0.58	0.021	6.61	0.75	5,508.6	199.4	91.5
Probable	829.9	0.50	0.016	7.45	0.64	9,148.1	292.7	198.7
Proven+Probable	1,260.7	0.53	0.018	7.16	0.68	14,656.7	492.1	290.2

Mineral Resources in Addition to Reserves (2)

	Million Tonnes	Cu %	Moly %	Silver gm/t	Equivalent Copper%	(millions)
						Cu Lbs.	Moly Lbs.	Silver Oz.
Measured	98.2	0.42	0.020	6.03	0.96	909.3	43.3	19.0
Indicated	617.1	0.36	0.020	6.63	0.66	4897.7	272.1	131.5
Measured+Indicated	715.3	0.37	0.020	6.55	0.70	5,807.0	315.4	150.5

Inferred Mineralized Material (2)

	Million Tonnes	Cu %	Moly %	Silver gm/t	Equivalent Copper%	(millions)
						Cu Lbs.	Moly Lbs.	Silver Oz.
Total Inferred	151.1	0.46	0.010	7.80	0.61	1,532.3	33.3	37.9

(1)	Cutoff Grades are between 0.32 and 0.52% Equivalent Cu for Mill Reserves & between 0.08 and 0.19% Soluble Cu for Leach Reserves

(2)	0.27% Equivalent Cu Cutoff

The core recovery for the 88,000 meters drilled by the Company through October averages 92%, compared to only 69% core recovery for 42,000 meters of old drilling. No upgrade factor has been applied to the old drilling results and the Company is of the opinion that enhanced core recovery will result in a higher percentage of soluble chalcocite and higher overall copper grade for the deposit.

IMC utilized a floating cone algorithm to establish the mineral resource with “reasonable prospect for eventual economic extraction”. To be conservative, the floating cone pit was based on metal prices of $0.90/lb copper, $6.00/lb molybdenum, and $5.50/oz silver with economic benefit applied to measured and indicated category mineralization only. Once that pit geometry was established, copper equivalent calculations within that pit were based on metal prices of $1.00/lb copper, $10.00/lb molybdenum, and $5.58/oz silver along with supportable process recoveries and refining costs.

The total mineral reserves plus mineral resources of 1.976 billion tonnes are based on a cutoff grade of 0.27% equivalent copper cut-off (as shown in the tables above). Contained within that mineral resource is a central core of the deposit totaling 1.059 million tonnes based on a higher 0.60% copper equivalent cut-off.

Peru Copper is involved in the acquisition and exploration of potentially mineable deposits of copper in Peru. On June 11, 2003, Peru Copper entered into the Toromocho Option Agreement with Empresa Minera del Centro del Peru S.A. (“Centromin”), a Peruvian state-owned mining company, whereby Centromin granted the Company the option to acquire its interest in the mining concessions and related assets of the Toromocho Project.

Mr. John Marek, Professional Engineer, of IMC is the independent “qualified person”, within the meaning of National Instrument 43-101, that prepared the updated mineral resource estimate and he has reviewed and approved the content of this press release. For sampling and assaying information please refer to the IMC Technical Report dated August 25th, 2004 which is available on SEDAR (www.sedar.com).

For further information please contact Patrick De Witt, Director of Investor Relations at (604) 689-0234 or patrick@perucopper.com

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of Peru Copper Inc.

Cautionary Note to U.S. Investors—The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral deposit”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form F-1 Registration Statement, File No. 333-121527, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements:

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified in the Peru Copper Inc. periodic filings with Canadian Securities Regulators. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Peru Copper does not assume the obligation to update any forward-looking statement.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of copper, the timing of completion of exploration activities and the determination and amount of estimated mineral resources involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Peru Copper Inc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the exploration and potential development of the properties owned by the company, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of copper, silver, molybdenum and gold, as well as those factors discussed in the section entitled “Risk Factors” in the Form F-1 as on file with the Securities and Exchange Commission in Washington, D.C. Although Peru Copper Inc. has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statement.